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August 8, 2018	San Francisco Los Angeles Singapore vedderprice.com

VIA EDGAR Securities and Exchange Commission (“SEC”) 100 F Street NE Washington, D.C. 20549	Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

Attn:	Edward P. Bartz, Esq. Senior Counsel

Re:
Tortoise Energy Infrastructure Corporation (the “Registrant”)
Post-Effective Amendment No. 12 under the Securities Act of 1933 and Amendment No. 80 under the Investment Company Act of 1940
 Registration Nos. 333-29946 and 811-21462

To the Commission:

On behalf of the Registrant, we are hereby requesting an expedited review of the Registrant’s Post-Effective Amendment No. 12 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 80 under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Post-Effective Amendment”), which has been filed with the SEC pursuant to Section 8(c) of the Securities Act on August 3, 2018.  The sole purpose of the Post-Effective Amendment is to file a Prospectus Supplement in connection with the resale of certain common shares of the Registrant by selling stockholders.  The Prospectus Supplement has been filed pursuant to Section 8(c) of the 1933 Act because the shares being sold were not outstanding at the time the shelf registration statement was declared effective.1  The content of the Prospectus Supplement generally replicates information in the base prospectus dated April 25, 2018 with the addition of (1) selling stockholder information, and (2) updated quarterly financial information.  Accordingly, Registrant requests an expedited review of the Post-Effective Amendment in light of the limited new disclosure contained therein.

Please contact the undersigned at (312) 609-7661 if you have any questions.

Very truly yours,

Deborah Bielicke Eades
Shareholder

1 Typically, Registrant effects a bring-down from the shelf registration statement by filing certain exhibits as a post-effective amendment under Rule 462, which goes effective automatically, and by filing the Prospectus Supplement pursuant to Rule 497.

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